UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TMSR Holding Company Limited
(Name of Company)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

87266C 109
(CUSIP Number)

Wei Xu 18 Qingnian West Road Hongqiao Building West, 4th Floor Nantong, Jinagsu, China 226001 (0513) 8912 3630

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP Number: 87266C 109

1	NAME OF REPORTING PERSON

Wei Xu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐
(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

China
	7	SOLE VOTING POWER

3,755,000
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
3,755,000

	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,755,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.17% (1)
14	TYPE OF REPORTING PERSON

IN

(1)	Percentage is calculated on the basis of 28,514,520 shares of common stock outstanding as of February 13, 2020.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share of TMSR Holding Company Limited, a Nevada corporation whose principal executive office is located at 18 Qingnian West Road, Hongqiao Building West, 4th Floor, Nantong, Jinagsu, China 226001.

Item 2.	Identity and Background.

This Schedule 13D is filed by Wei Xu. The principal occupation of Wei Xu is a director of the Issuer and the Chief Executive Officer and a director of Wuge Network Games Co., Ltd., an entity contractually controlled by the Issuer.

The business address of Wei Xu is at 18 Qingnian West Road, Hongqiao Building West, 4th Floor, Nantong, Jinagsu, China 226001.

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Wei Xu is a citizen of People’s Republic of China (PRC).

Item 3.	Source and Amount of Funds and Other Consideration.

On December 17, 2019, the Reporting Person acquired 955,000 shares of common stock of the Issuer from a third party for an aggregate purchase price of $955,000, which was provided from the Reporting Person’s personal fund.

On January 24, 2020, the Issuer issued 2,800,000 shares of common stock of the Issuer to the Reporting Person as consideration for the Reporting Person to enter into and cause Wuge Network Games Co., Ltd. to enter into certain contractual agreements with Tongrong Technology (Jiangsu) Co., Ltd., the Issuer’s indirectly owned subsidiary (the “Transaction”). The Reporting Person was also appointed as a director of the Issuer as a result of the transaction.

Item 4.	Purpose of Transaction.

The purpose of the December 2019 transaction is for investment only.

The purpose of the January 2020 issuance is as consideration for entering into and causing Wuge Network Games Co., Ltd. to enter into certain contractual agreements with Tongrong Technology (Jiangsu) Co., Ltd.

Except as provided herein, the Reporting Person does not have any current plans or proposals that would be related to or would result in any of the matters described in Items (a) through (j) of Item 4 of Schedule 13D; provided, however, that as part of his ongoing evaluation of his investment in the Issuer and investment alternatives, the Reporting Person may consider such matters in the future and, subject to applicable law or other restrictions, may formulate other purposes, plans or proposals regarding the Issuer or the common stock that may be deemed to be beneficially owned by the Reporting Person, or take any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Company.

(a) The aggregate number and percentage of shares of the Issuer’s common stock to which this Schedule 13D relates is 3,755,000 shares of common stock held by the Reporting Person constituting 13.17% of the Issuer’s outstanding common stock.

(b) The Reporting Person holds sole power to dispose of the Shares.

(c) Other than the transaction described herein there has been no other transactions concerning the common stock of the Issuer effected during the past sixty (60) days.

(d) No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

Other than the foregoing agreements and arrangements, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit

99.1	Stock Purchase Agreement dated January 3, 2020 (Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on January 3, 2020 and incorporated herein by reference)
99.2	Technical Consultation and Services Agreement dated January 3, 2020 (Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on January 3, 2020 and incorporated herein by reference)
99.3	Equity Pledge Agreement dated January 3, 2020 (Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on January 3, 2020 and incorporated herein by reference)
99.4	Equity Option Agreement dated January 3, 2020 (Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on January 3, 2020 and incorporated herein by reference)
99.5	Voting Rights Proxy and Financial Support Agreement dated January 3, 2020 (Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on January 3, 2020 and incorporated herein by reference)
99.6	Director Offer Letter between the Issuer and the Reporting Person, dated January 3, 2020 (Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on January 3, 2020 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 20, 2020

By:	/s/ Wei Xu
Wei Xu

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